Filed by Eagle Financial Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Eagle Financial Services, Inc.

Commission File No.: 001-42512

Date: September 8, 2026

Employee Frequently Asked Questions

INTERNAL USE ONLY | NOT FOR CUSTOMER DISTRIBUTION

Purpose. This document provides initial answers to some of the questions you may have regarding the proposed merger of equals between John Marshall Bancorp, Inc. (“John Marshall”) and Eagle Financial Services, Inc. (“Eagle”). We will not have every answer at this early stage, and these FAQs will be updated as decisions are made.

What was announced?

On September 8, 2026, Eagle Financial Services, the parent company of Bank of Clarke, and John Marshall, the parent company of John Marshall Bank, announced that they have entered into an agreement to combine in a merger of equals. Bank of Clarke and John Marshall Bank will also combine. The transaction remains subject to receiving shareholder and regulatory approvals and satisfying other customary closing conditions. While we have made significant progress, this is still an early step in the process, and much more will need to be done to combine our companies and banks.

Why are Bank of Clarke and John Marshall Bank combining?

This combination brings together two successful Virginia community banks with complementary markets and a shared commitment to relationship banking. Together, we will have greater scale, expanded capabilities, increased lending capacity, and additional resources to invest in our employees, customers, technology, and communities. We believe the combination of our highly complementary banks will provide significant benefits for our employees, customers, and shareholders.

We are pursuing this combination from a position of strength. The goal is to create a stronger long-term future than either organization could create alone.

Why John Marshall Bank?

John Marshall Bank is a strong and highly complementary partner. Both organizations are relationship-focused community banks with experienced teams and a commitment to local businesses and communities. Our geographic footprints also fit together well, connecting the Shenandoah Valley and Northern Virginia without significant branch overlap.

What makes this a merger of equals?

The transaction has been intentionally structured as a merger of equals. Governance, leadership, and integration planning reflect meaningful contributions from both organizations. Our aim is to select the best ideas, capabilities, and practices from both organizations and build the best and strongest combined company.

Why is this the right decision now?

Banking continues to require significant investment in technology, cybersecurity, talent, compliance, products, and customer experience. Greater scale will improve our ability to make those investments, support larger customer needs, and compete effectively while preserving the relationship-driven community banking model.

When is the transaction expected to close?

The timing of the regulatory approval process can be difficult to predict; however, the transaction is expected to close in the first quarter of 2027. The completion of the transaction is subject to satisfying customary closing conditions, including receipt of required regulatory approvals and the requisite approval of shareholders of each of Eagle and John Marshall. The legal closing and integration of customer accounts, services, and branches will occur separately.

What happens between now and closing?

Until closing, Bank of Clarke and John Marshall Bank will continue to operate as separate, independent organizations. Employees should continue performing their normal responsibilities and serving customers with the same care and professionalism they expect from us.

Who will lead the combined organization?

Upon closing, Brandon Lorey will serve as Chief Executive Officer of the combined company and combined bank. Joe Zmitrovich, current President and Chief Banking Officer of the Bank, will serve as President and Chief Revenue Officer of the combined organization and will lead all revenue functions. Kent Carstater, current Chief Financial Officer of John Marshall, will serve as President and Chief Operating Officer. Cary Nelson, current Chair of the Boards of Directors of Eagle Financial Services and Bank of Clarke will serve as Lead Independent Director, and Christopher Bergstrom, current President and Chief Executive Officer of John Marshall, will serve as Executive Chairman. Additional leadership decisions will be communicated as integration planning progresses.

Will my role be affected?

This transaction is focused primarily on growth, expanded capabilities, and building a stronger organization – not workforce reduction. At this time, we expect the significant majority of employees to have opportunities within the combined organization. As with most mergers, some responsibilities may overlap, and certain staffing decisions remain ahead. No final decisions have been made for many positions. We will communicate as openly and promptly as possible once decisions are finalized. Until legal closing, all employees should continue operating as usual..

How will staffing decisions be made?

Decisions will be based on the needs of the combined organization, future operating structure, relevant experience, performance, qualifications, and the capabilities required to support customers and continued growth. The process will involve leaders from both organizations.

Will my reporting relationship change?

Some reporting relationships may change as the organizational structure is developed post-closing. Managers will communicate changes directly when decisions are finalized. Until then, employees should continue following their existing reporting relationships and responsibilities.

Will our hybrid/remote work policy change or will I be required to work from a different office?

We do not currently anticipate changes to our hybrid/remote work practices or where most employees work today. If any changes become necessary, we’ll communicate them well in advance.

Will compensation or benefits change?

There are no changes to compensation or benefits as a result of the announcement of the transaction. The combined organization will evaluate compensation and benefits programs as part of integration planning and will communicate any future changes before they take effect.

Will Bank of Clarke continue to be a community bank?

Yes. Community banking will remain central to the combined organization’s identity and strategy. We will continue emphasizing local relationships, responsive decision-making, and service to the businesses, families, and communities in our markets. Bank of Clarke is not leaving the Valley; this combination expands the reach of our community banking model while preserving the values that have guided us for generations. The combined bank will be headquartered in Berryville.

Will our commitment to our communities continue?

Absolutely. Both banks have meaningful histories of charitable giving, volunteerism, local leadership, and community involvement. Bank of Clarke and its Foundation have made significant investments in our communities, and that commitment will continue. A larger, stronger organization should create the capacity to grow that impact as we grow. Our belief remains unchanged: we are only as strong as the communities we serve.

Will there be branch closures?

One of the benefits of this transaction is that the branch networks are geographically complementary with limited branch overlap. We currently expect all Bank of Clarke branches to remain open following completion of the transaction. Once the combination is consummated, our customers will have access to a broader branch system. John Marshall Bank has branches in Alexandria, Arlington, Reston, Rockville, Tysons, Washington, and Woodbridge.

Will the Bank of Clarke name go away?

No. The Bank of Clarke brand is expected to remain an important part of the combined organization. Current plans call for the Bank of Clarke name to continue in our mortgage, leasing and trust/wealth management businesses, as well as in branches serving customers in Purcellville, Warrenton, and throughout the Shenandoah Valley. For generations, the Bank of Clarke name has represented community banking, local relationships, and a commitment to the communities we serve. We intend to continue building on that legacy while benefiting from the additional scale and resources of the combined organization.

How will this affect customers?

Until closing, it will be business as usual, and customers do not need to take any action because of this announcement. Accounts, account numbers, checks, debit cards, online and mobile banking access, and other services will continue. After legal closing, we expect customers to experience little to no disruption. They will continue working with many of the bankers and relationship teams they know and trust, while benefiting from the strength, lending capacity, expertise, and resources of a larger organization. If any future product or service change is needed after legal closing, affected customers will be contacted directly and well in advance.

What should I tell customers?

Use the approved customer FAQs and talking points. The central message is that this is a merger of equals between two strong Virginia community banks. Customer relationships, accounts, services, and day-to-day banking will continue, and the combined organization will provide greater lending capacity and broader capabilities. We are excited about the opportunities this combination creates for our customers and employees. Do not speculate or share internal information.

What should I do if I am contacted by the media, an investor, or another outside party?

Do not comment on behalf of Eagle Financial Services or Bank of Clarke. Refer all media and investor inquiries to Brandon Lorey. It is important that we communicate accurately and consistently throughout this process.

Where can I ask additional questions?

A dedicated employee email address will be established for transaction-related questions. Employees may also speak with their manager. We may not have every answer immediately, but questions will be reviewed and used to update future communications and these FAQs.

What should I be doing now?

Continue serving customers, supporting your teammates, and doing the work that has made this organization successful. It remains business as usual, and the quality of our customer relationships remains one of the most important ingredients in a successful combination.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on certain assumptions and describe future plans, strategies and expectations of John Marshall, Eagle, the combined company or otherwise relating to the proposed transaction. These forward-looking statements are generally identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “will,” “should,” “may,” “view,” “opportunity,” “potential,” or similar expressions or expressions of confidence. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain.

Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in or implied by such forward-looking statements as a result of a variety of factors, many of which are beyond the control of John Marshall, Eagle and the combined company. Caution should be exercised against placing undue reliance on forward-looking statements. Factors which could cause actual results to differ materially include, but are not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of John Marshall or Eagle to terminate the definitive agreement; the outcome of any legal proceedings or governmental inquiries or actions that may be instituted against John Marshall, Eagle or the combined company; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals or consents are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of John Marshall and Eagle to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; any changes of, including the risk that any announcements relating to the proposed transaction could have adverse effects on, the market price of the common stock of John Marshall or Eagle; the possibility that the anticipated benefits or synergies of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where John Marshall and Eagle do business, and such integration may be more difficult, time-consuming or costly than expected and may result in unexpected liabilities or operational disruptions; certain restrictions during the pendency of the proposed transaction that may impact John Marshall’s and Eagle’s ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of John Marshall management’s or Eagle management’s attention from ongoing business operations and opportunities; revenues following the proposed transaction may be lower than expected; the concentration of John Marshall’s business in the Washington, D.C. metropolitan area and the effect of changes in the economic, political and environmental conditions on this market, including shutdowns and potential reductions in spending by the United States government, and related reductions in the federal workforce; adequacy of allowance for loan credit losses, allowance for unfunded commitments credit losses, and allowance for credit losses associated with John Marshall’s held-to-maturity and available-for-sale securities portfolios; deterioration of John Marshall’s or Eagle’s asset quality; future performance of John Marshall’s or Eagle’s loan portfolio with respect to recently originated loans; the level of prepayments on loans and mortgage-backed securities; liquidity, market volatility, interest rate and operational risks; changes in the financial condition or results of operations that reduce capital of John Marshall, Eagle or the combined company; the ability of John Marshall, Eagle or the combined company to maintain existing deposit relationships or attract new deposit relationships; changes in consumer spending, borrowing, investment, repayment and savings habits; inflation, recession and changes in interest rates; changes in the monetary and fiscal policies of the United States government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System; risks related to new lines of business, products, product enhancements or services; increased competition with other financial institutions and fintech companies; adverse changes in the securities markets; the dilution caused by John Marshall’s issuance of additional shares of its capital stock in connection with the proposed transaction; changes in the financial condition or future prospects of issuers of securities that we own; John Marshall’s and Eagle’s ability to maintain an effective risk management framework; changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory structure and in regulatory fees and capital requirements; compliance with legislative or regulatory requirements; results of examination of John Marshall, Eagle or the combined company by regulators, including the possibility of requirements to increase allowance for credit losses or to write-down assets or take similar actions; potential claims, damages, and fines related to litigation or government actions; the effectiveness of John Marshall’s or Eagle’s internal controls over financial reporting and their ability to remediate any future material weakness in internal controls over financial reporting; geopolitical conditions, including trade restrictions and tariffs, and acts or threats of terrorism and/or military conflicts, or actions taken by the U.S. or other governments in response to trade restrictions and tariffs, and acts or threats of terrorism and/or military conflicts, negatively impacting business and economic conditions in the U.S. and abroad; the effects of weather-related or natural disasters, which may negatively affect the operations and/or loan portfolio and increase cost of conducting business of John Marshall or Eagle; public health events (such as the COVID-19 pandemic) and governmental and societal responses thereto; technological risks and developments, data privacy and security risks, and cyber threats, attacks, or events; changes in accounting policies and practices; the ability of John Marshall, Eagle or the combined company to successfully capitalize on growth opportunities; the ability of John Marshall, Eagle or the combined company to retain or hire key employees or to maintain relationships with customers, suppliers or other business partners, including in connection with the announcement, pendency or completion of the proposed transaction; risks related to the potential impact of general economic, political and market conditions, either nationally or in the relevant market area, including higher unemployment and lower real estate values; implications of John Marshall’s status as a smaller reporting company and as an emerging growth company; and other factors discussed in John Marshall’s and Eagle’s reports (such as Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made and are based on information available at that time; and neither John Marshall or Eagle undertakes, and each of them specifically disclaims, any obligation or duty to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events or otherwise update such forward-looking statements, whether written or oral, except as required by applicable securities laws. The foregoing list of factors is not exhaustive, and other factors that may affect actual results or future events may emerge from time to time. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information About the Merger and Where to Find It

In connection with the proposed transaction, John Marshall will file a registration statement on Form S-4 with the SEC to register the shares of John Marshall common stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of John Marshall and Eagle, which also constitutes a prospectus of John Marshall. When final, a definitive copy of the joint proxy statement/prospectus will be mailed or otherwise delivered to shareholders of John Marshall and shareholders of Eagle in connection with the solicitation of certain approvals related to the proposed transaction. Each of John Marshall and Eagke may file with the SEC other relevant documents concerning the proposed transaction.

INVESTORS AND SHAREHOLDERS OF JOHN MARSHALL AND EAGLE AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHN MARSHALL, EAGLE AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about John Marshall and Eagle, without charge, at the SEC’s website, www.sec.gov, when they are filed. Copies of documents filed with the SEC by John Marshall will be made available free of charge in the “Investor Relations” section of John Marshall’s website, investor.johnmarshallbank.com, or can be obtained by requesting by mail at John Marshall Bancorp, Inc., 1943 Isaac Newton Square East, Suite 100, Reston, Virginia 20190, Attention: Corporate Secretary. Copies of documents filed with the SEC by Eagle will be made available free of charge in the “Investor Relations” section of Eagle’s website, investors.bankofclarke.bank, or can be obtained by requesting by mail at Eagle Financial Services, Inc., 2 East Main St, P.O. Box 391, Berryville, Virginia 22611, Attention: Secretary. The information on John Marshall’s or Eagle’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

John Marshall, Eagle and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of John Marshall and shareholders of Eagle in respect of the proposed transaction under the rules of the SEC. Information regarding John Marshall’s directors and executive officers is available in its definitive proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 29, 2026, and certain other documents filed by John Marshall with the SEC. Information regarding Eagle’s directors and executive officers is available in its definitive proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 8, 2026, and certain other documents filed by Eagle with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Investors should read these documents carefully when they become available before making any voting or investment decisions. Free copies of these documents, when available, may be obtained as described in the preceding section.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.